FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 31, 2007

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

PRESS RELEASE

FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED

MARCH 31, 2007

MOSCOW, RUSSIAN FEDERATION – MAY 31, 2007 – MOBILE TELESYSTEMS OJSC (“MTS” - NYSE: MBT), THE LARGEST MOBILE PHONE OPERATOR IN RUSSIA AND THE CIS, ANNOUNCES ITS FIRST QUARTER 2007(1) FINANCIAL AND OPERATING RESULTS.

Key Financial Highlights

•                  Consolidated revenues of $1,741 million

•                  Consolidated OIBDA(2) of $903 million (OIBDA margin of 51.9%)

•                  Consolidated net income of $449 million

•                  Free cash-flow(3) positive with $512 million

Key Corporate and Industry Highlights

•                  Mrs. Cynthia Gordon appointed Chief Marketing Officer in January 2007

•                  Mr. Pavel Pavlovsky appointed Head of MTS Ukraine in February 2007

•                  3G licenses received in Russia and Uzbekistan in April 2007

•                  Four independent candidates nominated for election to the BoD in April 2007

•                  Dividend for FY2006 proposed for approval at the AGM in the amount of $747 million or $1.87 per ADR

•                  Dividend policy adopted by BoD determining payout ratio of 50% of net income

Financial Summary (Unaudited)

US$ million	Q1 2007	Q1 2006	Change Y-on-Y		Q4 2006	Change Q-on-Q
Revenues	1,741.4	1,288.7	35.1%		1,805.9	- 3.6%
OIBDA	903.1	598.6	50.9%		937.9	- 3.7%
OIBDA margin	51.9%	46.5%	+ 5.4	pp	51.9%	+ 0	pp
Net operating income	597.2	334.2	78.7%		648.8	- 8.0%
Net operating margin	34.3%	25.9%	+ 8.4	pp	35.9%	- 1.6	pp
Net income	448.6	184.4	143.3%		110.3 (4)	306.7%

(1)                   Based on unaudited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(2)                   See Attachment A for definitions and reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.

(3)                   See Attachment B for reconciliation of free cash-flow to net cash provided by operating activity.

(4)                   Reflecting an amendment of the FY 2006 financial statements.

WWW.MTSGSM.COM

Leonid Melamed, President and Chief Executive Officer, commented, “Our results are an affirmation of our strategic direction and a validation of our common approach to our markets.  The revenue and OIBDA improvement we have witnessed in the past few quarters lay a foundation for sustained growth for the Group: strengthening our brand for our customers, improving efficiencies and profitability throughout the organization and – with our acquisition of a 3G license – rolling out new technologies for our networks.  At the same time, enhanced financial management and our recent adoption of a dividend policy will ensure on-going shareholder returns.”

Operating Overview

Market Growth

Mobile penetration(5) increased from 105% to 107% in Russia and from 103% to 108% in Ukraine during the first quarter of 2007.

During the quarter mobile penetration in Uzbekistan increased from 9.4% to 11.5% and from 3.2% to 3.4% in Turkmenistan. In Belarus, mobile penetration increased from 60.8% to 63.8% for the same period.

Subscriber Development

The Company added 1.3 million new customers during the first quarter of 2007 on a consolidated basis, all of which were added organically. MTS’ operations in Russia accounted for 0.3 million; 0.7 million were added in Ukraine, approximately 252.8 thousand in Uzbekistan and 14.9 thousand in Turkmenistan.

In the first quarter of 2007 the Company’s churn rates in Russia increased from 5.1% to 6.1% and in Ukraine decreased from 8.2% to 7.8%.

Since the end of the first quarter to April 30, 2007, MTS has organically added a further 0.3 million users, expanding its consolidated subscriber base to 74.52 million.

Market Share

In Russia, MTS had a leading market share in subscribers of approximately 33%. In Ukraine, the Company’s market share was 40%. MTS’ market share(6) in Uzbekistan and Turkmenistan was at 56% and 83% respectively at the end of the first quarter of 2007.

In Belarus, the market share was 54%.

Customer Segmentation

Subscriptions to MTS’ pre-paid tariff plans accounted for 87% of gross additions in Russia and 95% in Ukraine in the first quarter. At end of the first quarter 2007, 89% of MTS’ customers in Russia were signed up to pre-paid tariff plans. In Ukraine, the share of customers signed to pre-paid tariff plans remained at 93%.

(5)                   The source for all market information based on the number of SIM cards in Russia and Ukraine in this press release is AC&M-Consulting.

(6)                   According to the Company’s estimates.

Key Operating Summary

IMPORTANT DISCLOSURE INFORMATION

	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007
Total consolidated subscribers, end of period (mln)	61.05	64.10	67.59	72.86	74.16
Russia	45.84	48.04	49.99	51.22	51.50
Ukraine	14.46	15.11	16.36	20.00	20.75
Uzbekistan(7)	0.67	0.82	1.09	1.45	1.70
Turkmenistan	0.09	0.12	0.14	0.18	0.20
MTS Belarus(8)	2.34	2.58	2.89	3.21	3.37

	Q1’06	Q2’06	Q3’06	Q4’06	Q1’07
Russia
ARPU (US$)	6.6	7.5	8.6	8.5	8.2
MOU (minutes)	118	128	135	133	134
Churn rate (%)	6.3	5.4	6.4	5.1	6.1
SAC per gross additional subscriber (US$)	18.7	23.8	22.3	29.1	26.2
Ukraine
ARPU (US$)	7.5	8.0	8.7	7.2	5.7
MOU (minutes)	147	152	157	147	135
Churn rate (%)	6.1	7.9	9.5	8.2	7.8
SAC per gross additional subscriber (US$)	14.4	12.7	9.7	7.8	11.2

(7)                   MTS employs a two-month inactive churn policy in Uzbekistan

(8)                   MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated.

Russia

•                  First quarter revenues up 40.9% year-on-year to $1,309.0 million(9)

•                  First quarter OIBDA up 57.2% year-on-year to $681.9 million; OIBDA margin of 52.1%

•                  First quarter net income up 199.7% year-on-year to $362.2 million

MTS’ average monthly minutes of usage per subscriber (MOU) in Russia slightly increased sequentially from 133 to 134 minutes in the first quarter of 2007. Post-paid subscribers’ MOU continued its growth and reached 456 minutes from 455 minutes in the previous quarter.

The average monthly service revenue per subscriber (ARPU) in Russia decreased from $8.5 to $8.2.

Subscriber acquisition costs (SAC) in the first quarter of 2007 decreased from $29.1 to $26.2.

Ukraine

•                  First quarter revenues up 10.7% year-on-year to $351.0 million(10)

•                  First quarter OIBDA up 17.1% year-on-year to $168.4 million; OIBDA margin of 48.0%

•                  First quarter net income up 2.9% year-on-year to $63.8 million

MOU decreased sequentially in Ukraine in the first quarter from 147 minutes to 135 minutes.

ARPU in Ukraine decreased sequentially from $7.2 to $5.7 in the first quarter.

SAC increased sequentially from $7.8 to $11.2 in the first quarter.

Uzbekistan

Revenues in Uzbekistan in the first quarter added $49.1 million(11) to the Company’s consolidated revenues (up 93.2% y-o-y), $31.3 million to its consolidated OIBDA (up 99.0% y-o-y) with an OIBDA margin of 63.7%, and $16.8 million to its consolidated net income (up 175.4% y-o-y). First quarter ARPU was $10.3, a decrease from $12.0 in the previous quarter. First quarter MOU was 463 minutes, a decrease from 515 minutes in the previous quarter.

Turkmenistan

MTS’ operations in Turkmenistan contributed $35.2 million to the Company’s consolidated revenues (up 85.1%) and $21.6 million to its consolidated OIBDA (up 300.6%) with an OIBDA margin of 61.2% in the first quarter of 2007. First quarter ARPU was at $61.4, an increase from $60.2 in the previous quarter. First quarter MOU was 227 minutes down from 239 minutes in the previous quarter.

(9)                   Excluding intercompany eliminations of $0.9 million.

(10)             Excluding intercompany eliminations of $1.8 million.

(11)             Excluding intercompany eliminations of $0.2 million.

Financial Position

MTS’ expenditure on property, plant and equipment in the first quarter totaled $206.5 million, of which $95.0 million was invested in Russia, $107.4 million in Ukraine, $2.7 million in Uzbekistan and $1.4 million in Turkmenistan.

MTS spent $17.4 million on the purchase of intangible assets during the first quarter ($15.3 million in Russia and $2.1 million in Ukraine).

As of March 31, 2007, MTS’ total debt(12) was at $3.0 billion, resulting in a ratio of total debt to LTM OIBDA(13) of 0.9 times. Net debt amounted to $2.3 billion at the end of the quarter and the net debt to LTM OIBDA of 0.6 times.

***

For further information, please contact:
Mobile TeleSystems, Moscow
Investor Relations
Tel: +7 495 223 2025
E-mail: ir@mts.ru

***

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 74.52 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

***

(12)             Total debt is comprised of the current portion of debt, current capital lease obligations, long-term debt and long-term capital lease obligations; net debt is the difference between the total debt and cash and cash equivalents and short-term investments; see Attachment B for reconciliation of net debt to our consolidated balance sheet.

(13)             LTM OIBDA represents the last twelve months of rolling OIBDA. See Appendix B for reconciliations to our consolidated statements.

Attachments to the First Quarter 2007 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. Our OIBDA may not be similar to OIBDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

US$ million	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007
Operating income	334.2	465.2	685.5	648.8	597.2
Add: depreciation and amortization	264.4	265.1	277.3	289.2	305.9
OIBDA	598.6	730.3	962.8	937.9	903.1

	Q1 2006
US$ million	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating income	229.9	92.9	9.9	1.5
Add: depreciation and amortization	203.9	50.8	5.8	3.9
OIBDA	433.8	143.7	15.7	5.4

	Q2 2006
US$ million	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating income	316.6	126.5	9.1	13.0
Add: depreciation and amortization	195.7	58.6	6.9	3.9
OIBDA	512.4	185.1	16.0	16.9

	Q3 2006
US$ million	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating income	485.3	173.5	15.4	11.2
Add: depreciation and amortization	206.4	60.3	6.8	3.8
OIBDA	691.7	233.8	22.2	15.1

	Q4 2006
US$ million	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating income	479.0	137.6	22.1	10.1
Add: depreciation and amortization	213.3	64.1	7.5	4.3
OIBDA	692.3	201.7	29.6	14.4

	Q1 2007
US$ million	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating income	463.6	92.9	23.6	17.2
Add: depreciation and amortization	218.3	75.5	7.7	4.4
OIBDA	681.9	168.4	31.3	21.6

OIBDA margin can be reconciled to our operating margin as follows:

	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007
Operating margin	25.9%	31.2%	38.1%	35.9%	34.3%
Add: depreciation and amortization as a percentage of revenue	20.6%	17.8%	15.4%	16.0%	17.6%
OIBDA margin	46.5%	48.9%	53.6%	51.9%	51.9%

	Q1 2006
	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating margin	24.8%	29.3%	39.0%	7.7%
Add: depreciation and amortization as a percentage of revenue	21.9%	16.0%	22.8%	20.6%
OIBDA margin	46.7%	45.3%	61.8%	28.3%

	Q2 2006
	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating margin	29.2%	35.3%	32.7%	54.3%
Add: depreciation and amortization as a percentage of revenue	18.0%	16.4%	24.6%	16.4%
OIBDA margin	47.2%	51.7%	57.3%	70.7%

	Q3 2006
	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating margin	36.8%	41.8%	41.6%	33.9%
Add: depreciation and amortization as a percentage of revenue	15.6%	14.5%	18.3%	11.5%
OIBDA margin	52.4%	56.4%	59.9%	45.4%

	Q4 2006
	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating margin	35.9%	34.4%	47.8%	33.9%
Add: depreciation and amortization as a percentage of revenue	16.0%	16.0%	16.2%	14.6%
OIBDA margin	51.9%	50.4%	64.0%	48.5%

	Q1 2007
	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating margin	35.4%	26.5%	48.0%	48.8%
Add: depreciation and amortization as a percentage of revenue	16.7%	21.5%	15.7%	12.4%
OIBDA margin	52.1%	48.0%	63.7%	61.2%

***

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated balance sheets as follows:

US$ million	As of Dec 31, 2006	As of Mar 31, 2007
Current portion of debt and of capital lease obligations	150.7	550.6

Long-term debt	2,924.5	2,484.9

Capital lease obligations	3.3	2.7

Total debt	3,078.5	3,038.2

Less:
Cash and cash equivalents	(220.0)	(643.9)
Short-term investments	(56.0)	(106.3)

Net debt	2,802.5	2,288.0

Last twelve month (LTM) OIBDA can be reconciled to our consolidated statements of operations as follows:

	Year ended Dec 31, 2006	Three month ended Mar 31, 2006	Nine month ended Dec 31, 2006
US$ million	A	B	C=A-B
Net operating income	2,133.7	334.2	1,799.5
Add: depreciation and amortization	1,096.0	264.4	831.6
OIBDA	3,229.7	598.6	2,631.1

OIBDA for the three months ended March 31, 2007			903.1

LTM OIBDA at March 31, 2007			3,534.2

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

US$ million	For three months ended March 31, 2006	For three months ended March 31, 2007
Net cash provided by operating activities	372.6	736.1

Less:

Purchases of property, plant and equipment	(297.2)	(206.5)

Purchases of intangible assets	(38.1)	(17.4)

Purchases of other investments	(2.8)	—

Acquisition of subsidiaries, net of cash acquired	(23.6)	—

Free cash-flow	10.9	512.2

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect and guest roaming fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS
CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006

(Amounts in thousands of U.S. dollars, except share and per share amounts)

	Three months ended	Three months ended
	March 31, 2007	March 31, 2006

Net operating revenue
Service revenue and connection fees	$1 719 303	$1 250 548
Sales of handsets and accessories	22 128	38 161
	1 741 431	1 288 709
Operating expenses
Cost of services	362 987	239 028
Cost of handsets and accessories	40 899	62 119
Sales and marketing expenses	138 468	128 422
General and administrative expenses	253 163	205 935
Depreciation and amortization	305 909	264 427
Provision for doubtful accounts	18 332	35 728
Other operating expenses	24 458	18 829

Net operating income	597 215	334 221

Currency exchange and transaction gains	(28 669)	(11 161)

Other expenses / (income):
Interest income	(7 623)	(3 747)
Interest expense	37 870	42 075
Other expenses / (income)	(27 301)	17 666
Total other expenses, net	2 946	55 994

Income before provision for income taxes and minority interest	622 938	289 388

Provision for income taxes	168 091	102 908

Minority interest	6 266	2 056

Net income	448 581	184 424
Weighted average number of common shares outstanding, in thousands	1 987 610	1 987 926
Earnings per share - basic and diluted	0,23	0,09

MOBILE TELESYSTEMS
CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2007 AND DECEMBER 31, 2006

(Amounts in thousands of U.S. dollars, except share amounts)

	As of March 31,	As of December 31,
	2007	2006
CURRENT ASSETS:
Cash and cash equivalents	$643 863	$219 989
Short-term investments	106 335	56 047
Trade receivables, net	325 275	298 479
Accounts receivable, related parties	8 496	8 434
Inventory and spare parts	181 369	196 265
VAT receivable	296 146	339 614
Prepaid expenses and other current assets	542 945	510 291
Total current assets	2 104 429	1 629 119

PROPERTY, PLANT AND EQUIPMENT	5 714 769	5 297 669

INTANGIBLE ASSETS	1 388 876	1 406 876

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	167 349	141 473

OTHER INVESTMENTS	3 856	3 856

OTHER ASSETS	97 321	94 952

Total assets	9 476 600	8 573 945

CURRENT LIABILITIES
Accounts payable	424 670	309 712
Accrued expenses and other current liabilities	1 113 447	1 124 710
Accounts payable, related parties	126 563	135 256
Current portion of long-term debt, capital lease obligations	550 570	150 626

Total current liabilities	2 215 250	1 720 304

LONG-TERM LIABILITIES
Long-term debt	2 484 934	2 924 539
Capital lease obligations	2 697	3 287
Deferred income taxes	64 929	86 349
Deferred revenue and other	36 254	42 879
Total long-term liabilities	2 588 814	3 057 054

Total liabilities	4 804 064	4 777 358

COMMITMENTS AND CONTINGENCIES	—	—

MINORITY INTEREST	51 204	44 806

SHAREHOLDERS’ EQUITY:

Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of March 31, 2007 and December 31, 2006, 776,521,375 and 776,550,625 of which are in the form of ADS as of March 31, 2007 and December 31, 2006)

	50 558	50 558
Treasury stock (15,922,129 common shares at cost as of March 31, 2007 and December 31, 2006)	(114 778)	(114 778)
Additional paid-in capital	571 611	571 718
Unearned compensation	—	—
Shareholder receivable	—	—
Accumulated other comprehensive income	516 983	89 916
Retained earnings	3 596 958	3 154 367
Total shareholders’ equity	4 621 332	3 751 781

Total liabilities and shareholders’ equity	9 476 600	8 573 945

MOBILE TELESYSTEMS
CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006

(Amounts in thousands of U.S. dollars)

	Three months ended	Three months ended
	March 31, 2007	March 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:

Net cash provided by operating activities	$736 114	$374 437

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	—	(23 618)
Purchases of property, plant and equipment	(206 486)	(297 180)
Purchases of intangible assets	(17 390)	(38 071)
Purchases of short-term investments	(103 968)	(55 472)
Proceeds from sale of short-term investments	55 231	25 325
Purchase of other investments	—	(2 799)
Investments in and advances to associates	—	—
Decrease / (Increase) in restricted cash	537	(1 869)
Net cash used in investing activities	(272 076)	(393 684)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock options exercised	—	—
Proceeds from issuance of notes	—	—
Repurchase of common stock	—	—
Repayment of notes	—	—
Notes and debt issuance cost	(525)	(682)
Capital lease obligation principal paid	(966)	(2 067)
Dividends paid	—	—
Proceeds from loans	—	204 538
Loan principal paid	(39 553)	(144 750)
Payments from Sistema	—	3 219
Net cash (used in) / provided by financing activities	(41 044)	60 258

Effect of exchange rate changes on cash and cash equivalents	880	(35)

NET INCREASE IN CASH AND CASH EQUIVALENTS:	423 874	40 976

CASH AND CASH EQUIVALENTS, at beginning of period	219 989	78 284

CASH AND CASH EQUIVALENTS, at end of period	643 863	119 260

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Leonid Melamed
	Name:	Leonid Melamed
	Title:	CEO

Date: May 31, 2007